FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors
: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary : C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries

Sven Lunsche
Tel       +27 11 562-9763
Mobile +27 (0) 83 260 9279
email    Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS SIGNS OPTION AGREEMENT FOR 60%
INTEREST IN PHILIPPINES GOLD-COPPER FSE PROJECT
Johannesburg, 20 September 2010: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has entered into option agreements with Lepanto
Consolidated Mining Company (Lepanto), a company listed in the
Philippines, and Liberty Express Assets (Liberty), a private holding company, to acquire a 60% interest in the undeveloped gold-copper
Far Southeast (FSE) deposit in the Philippines.

The agreements provide Gold Fields with an 18-month option on
FSE, during which time Gold Fields will conduct a major drilling programme as part of a feasibility study on FSE. Gold Fields is required to pay (i) US$10 million in option fees to Lepanto; and (ii)
US$44 million as a non-refundable down-payment to Liberty upon signing of the option agreements.

Should Gold Fields, after a 12-month period, decide to proceed with the acquisition of the 60% interest in FSE, a further non-refundable down-payment of $66 million will be payable to Liberty, with the final payment of US$220 million payable at the expiration of the option period. The total pre-agreed acquisition price for a 60%
interest in FSE, inclusive of all of the above payments, is US$340 million.

FSE is located within an existing mining camp and is in close proximity to two other mines historically operated by Lepanto, one of which is currently in production. FSE has ready access to established infrastructure, including roads, tailings facilities, power and water. The existing workforce on the doorstep of FSE is part of a supportive community established around mining over the past 70 years.

While there has not been sufficient work completed to declare a mineral resource for FSE, drilling undertaken over a number of years indicates the presence of a large, concealed gold-copper mineralised porphyry system. More than 80 diamond drill holes totalling more than 35,000 metres have intersected a mineralised zone with approximate dimensions of 900 metres east-west by 900 metres north-south by 900 metres vertical. Within this zone Gold
Fields considers that mineralisation is continuous. While grades are variable, the following historic drill intersections are considered typical of the mineralized zone: 691m at 2.5g/t Au, 0.9% Cu;

906.8m at 1.5g/t Au, 0.5% Cu; 613.1m at 0.8g/t Au, 0.8% Cu; 733.9m at 0.7g/t Au, 0.4% Cu; and
517.4m at 0.6g/t Au, 0.4% Cu.

Nick Holland, Chief Executive Officer of Gold Fields, said: “This transaction provides Gold Fields with a unique and exciting opportunity to gain exposure to what will undoubtedly prove to be a world-class deposit. It also advances our strategy of growing each of our three international regions to 1 million ounces, either in production or in development, by 2015.

“We now have exciting growth projects in each of the regions in which we operate. In South Africa we have the world-class developing South Deep mine, in South America we have the Chucapaca project in Peru, in West Africa the Yanfolila project in Mali, and now Far Southeast in the Philippines, which forms part of the Australasia region,” Mr Holland added.

FSE is located in the northern part of Luzon, the largest island in the Philippines.
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development.
Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ
Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 September 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs